FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 17, 2011, announcing Registrant’s financial results for the first quarter ended March 31, 2011.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 17, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Press Release	Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Announces First Quarter 2011 Results

Petah Tikva, Israel – May 17, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending March 31, 2011.

Revenues for the first quarter of 2011 were $80.0 million, compared to $57.1 million in the first quarter of 2010, up 40%. Operating income for the first quarter of 2011 was $0.8 million compared to $0.1 million in the first quarter of 2010. Net income for the first quarter of 2011 was $0.4 million or $0.01 per diluted share, compared to a net income of $0.6 million or $0.02 per diluted share in the comparable period in 2010.

On a Non-GAAP basis, operating income for the period was $3.9 million compared to $0.4 million in the first quarter of 2010. Non-GAAP net income for the period was $2.6 million or $0.06 per diluted share, compared to a net income of $1.0 million or $0.02 per diluted share in the comparable period in 2010.

Gross margins reached 36.4% in the first quarter of 2011 compared to 34.3% in the comparable period in 2010, and EBITDA margins were 10% compared to 6% in 2010.

“Gilat ended the first quarter with overall growth in revenue and strong gross and EBITDA margins. Our strategy to increase R&D and invest in our future while we improve our profitability is continuing as planned,” said Amiram Levinberg, Gilat’s Chief Executive Officer and Chairman of the Board.  “Our recent contract win in Australia is a strong show of faith for Gilat’s technology and our overall delivery capabilities.”

Resources:
First Quarter 2011 Financial Statements

Recent Announcements:

-
Gilat announced that it has been selected by Optus to provide a SkyEdge II VSAT network, installation, operation and maintenance for the Australian Government's National Broadband Network Company's (NBN Co) Interim Satellite Service. The contract represents a potential value of $120 million over a five year period. May 2011. Read

-
The Company’s subsidiary Spacenet announced that it has acquired CICAT Networks, a US-based provider of broadband network solutions. The acquisition will allow Spacenet to increase its addressable market and offer an expanded range of Managed Network Services to customers. April 2011. Read

-
Gilat announced that it has been selected by Telecom Namibia to provide a SkyEdge II network to serve hundreds of locations throughout Namibia. The new, IP oriented and higher capacity network will replace legacy equipment and enable the connection of new sites to broadband services. April 2011. Read Trade Release

-
Gilat was awarded a new contract by Peru's Agency for Promotion of Private Investment (ProInversion) to provide Internet access and telephony services throughout the country's rural regions. Valued at $14.5 million, the project is funded by Fondo de Inversión en Telecomunicaciones (FITEL), and is the sixth contract the ministerial agency has awarded Gilat in the past 12 years. March 2011. Read

     Press Release (cont.)

-
Gateway Communications selected Gilat to provide broadband satellite infrastructure for cellular backhaul throughout Africa. The strategic cooperation will further enhance the provision of telecommunication services to mobile and fixed line operators, connecting them within Africa, and to the rest of the world. March 2011. Read Trade Release

-	Gilat introduced two new products into its range: a new military satellite modem, the MLT-1000, and WebEnhance, the industry’s first VSAT with microSD multi-Giga byte cache memory. March 2011.

-
Gilat was selected by a defense agency to provide a broadband network for military communications. The network includes Ku and Ka band terminals and will serve various military branches and units as part of a single, unified multi-band communications network, providing mission critical applications and on the move communications. February 2011. Read

-
Gilat expanded its leadership position in the US lottery market with multi-year contracts for over 27,000 lottery sites in Texas and Illinois. These recent awards were added to previous awards for Indiana, Louisiana and Iowa, totaling almost 33,000 sites across the five networks. January 2011. Read

-
The Ministry of Information Technology and Communications of Colombia, together with the country’s National Fund of Development (FONADE), has extended and amended Gilat’s agreements for the provision of services under the Rural Communitarian Telephony and Telecentros projects for an additional one-year term. The extended service agreements are valued at approximately $21 million. January 2011. Read

Conference Call and Webcast Details:

Gilat management will host a conference call today at 13:30 GMT / 9:30 EDT / 16:30 Israel Local Time to discuss the results. International participants are invited to access the call at (972) 3-918-0610, and US-based participants are invited to access the call by dialing (888) 668-9141.

The results presentation may be accessed prior to the conference call via Webcast through the Company's website at www.gilat.com.

A replay of the conference call will be available beginning at approximately 16:00 GMT/12:00 EDT today, until 16:00 GMT/12:00 EDT May 19, 2011.  International participants are invited to access the replay at (972) 3-925-5928, and US-based participants are invited to access the replay by dialing (888) 782-4291. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

     Press Release (cont.)

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com

Investor Contact:
Jeff Corbin/ Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214/ (212) 896-1236
gilat@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	49,249	57,238
Short-term restricted cash	8,143	3,839
Restricted cash held by trustees	-	1,004
Trade receivables, net	51,337	51,994
Inventories	30,018	29,612
Other current assets	27,283	22,973
Total current assets	166,030	166,660

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	4,499	4,583
Severance pay fund	10,878	10,572
Long-term trade receivables, receivables in respect of capital
leases and other receivables	13,744	6,538
Total long-term investments and receivables	29,121	21,693

PROPERTY AND EQUIPMENT, NET	102,056	103,490

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	55,435	57,453

GOODWILL	106,082	106,082

TOTAL ASSETS	458,724	455,378

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	1,187	2,129
Current maturities of long-term loans and convertible notes	6,265	2,186
Trade payables	19,150	18,267
Accrued expenses	24,902	24,591
Short-term advances from customer, held by trustees	-	1,004
Other current liabilities	43,031	39,675

Total current liabilities	94,535	87,852

LONG-TERM LIABILITIES:
Accrued severance pay	10,822	10,579
Long-term loans, net	41,246	45,202
Accrued interest related to restructured debt	575	575
Convertible subordinated notes	14,374	14,379
Other long-term liabilities	31,786	32,678

Total long-term liabilities	98,803	103,413

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,861	1,855
Additional paid in capital	865,600	865,080
Accumulated other comprehensive income	1,081	774
Accumulated deficit	(603,156)	(603,596)

Total equity	265,386	264,113

TOTAL LIABILITIES AND EQUITY	458,724	455,378

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2011	2010
	Unaudited

Revenues	80,027	57,112
Cost of revenues	50,967	37,475
Gross profit	29,060	19,637
Research and development expenses:
Expenses incurred	8,867	4,723
Less - grants	471	215
	8,396	4,508
Selling, marketing, general and administrative expenses	19,729	15,073
Costs related to acquisition transactions	156	-
Operating income	779	56
Financial income (expenses), net	(676)	69
Other income	949	-
Income before taxes on income	1,052	125
Taxes on income (tax benefit)	612	(517)
Net income	440	642

Basic net earnings per share	0.01	0.02
Diluted net earnings per share	0.01	0.02

Weighted average number of shares used in
computing net earnings per share
Basic	40,746	40,309
Diluted	42,136	41,969

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended 31 March 2011			Three months ended 31 March 2010
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	80,027	-	80,027	57,112	-	57,112
Cost of revenues	50,967	(2,260)	48,707	37,475	(67)	37,408
Gross profit	29,060	2,260	31,320	19,637	67	19,704
	36%		39%	34%		35%
Research and development expenses:
Expenses incurred	8,867	(55)	8,812	4,723	(35)	4,688
Less - grants	471	-	471	215	-	215
	8,396	(55)	8,341	4,508	(35)	4,473
Selling, marketing, general and administrative expenses	19,729	(610)	19,119	15,073	(230)	14,843
Costs related to acquisition transactions	156	(156)	-	-	-	-
Operating income	779	3,081	3,860	56	332	388
Financial income (expenses), net	(676)	-	(676)	69	-	69
Other income	949	(949)	-	-	-	-
Income before taxes on income	1,052	2,132	3,184	125	332	457
Taxes on income	612	-	612	(517)	-	(517)
Net income	440	2,132	2,572	642	332	974

Basic net earnings per share	0.01		0.06	0.02		0.02
Diluted net earnings per share	0.01		0.06	0.02		0.02

Weighted average number of shares used in
computing net earnings per share
Basic	40,746		40,746	40,309		40,309
Diluted	42,136		43,012	41,969		42,618

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Three months ended	Three months ended
	31 December 2010	31 December 2009
Non-cash stock-based compensation expenses:
Cost of Revenues	80	67
Research and development	55	35
Selling, general, marketing and administrative	376	230
	511	332

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	2,180	-
Selling, general, marketing and administrative	234	-
	2,414	-

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2011	2010
	Unaudited

Cash flows from operating activities:
Net income (loss)	440	642
Adjustments required to reconcile net income
to net cash used in operating activities:
Depreciation and amortization	6,572	3,013
Stock-based compensation related to employees	511	332
Accrued severance pay, net	(63)	114
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(20)	(149)
Accrued interest and exchange rate differences on
marketable securities and short term bank deposits, net	-	(61)
Exchange rate differences on long-term loans	402	(420)
Capital loss from disposal of property and equipment	25	7
Deferred income taxes	455	11
Decrease (increase) in trade receivables, net	825	(8,782)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(12,217)	213
Increase in inventories	(1,169)	(1,907)
Increase (decrease) in trade payables	870	(1,014)
Increase in accrued expenses	312	1,201
Decrease in advances from customer, held
by trustees, net	(1,004)	(1,281)
Increase (decrease) in other accounts payable and other long term liabilities	2,341	(1,577)
Net cash used in operating activities	(1,720)	(9,658)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2011	2010
	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(1,876)	(993)
Investment in bank deposits	-	(30,693)
Proceeds from bank deposits	-	7,953
Purchase of available-for-sale marketable securities	-	(4,804)
Loans to employees, net	(10)	(1)
Investment in restricted cash held by trustees	-	(1,404)
Proceeds from restricted cash held by trustees	1,016	2,787
Investment in restricted cash (including long-term)	(11,076)	(387)
Proceeds from restricted cash (including long-term)	6,868	70
Purchase of intangible asset	(13)	-
Net cash used in investing activities	(5,091)	(27,472)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	6	5
Short-term bank credit, net	(942)	-
Repayment of long-term loans	(274)	(87)
Net cash used in financing activities	(1,210)	(82)

Effect of exchange rate changes on cash and cash equivalents	32	(59)

Decrease in cash and cash equivalents	(7,989)	(37,271)

Cash and cash equivalents at the beginning of the period	57,238	122,672

Cash and cash equivalents at the end of the period	49,249	85,401

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended March 31,
	2011	2010
	Unaudited	Unaudited

Operating income	779	56
Add:
Non-cash stock-based compensation expenses	511	332
Costs related to acquisition transactions	156	-
Deprecation and amortization	6,572	3,013
EBITDA	8,018	3,401